UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-24786
CUSIP NUMBER
NOTIFICATION OF LATE FILING	045327 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

Ten Canal Park
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the course of preparing our condensed consolidated financial statements for the three and six months ended December 31, 2006, we identified errors in the accounting for foreign currency denominated transactions.  The errors related to recording transaction gains and losses on intercompany balances denominated in currencies other than the functional currency of the applicable entity.  The transaction gains and losses from movements in foreign exchange rates had been incorrectly accounted for as a component of accumulated other comprehensive income (loss) (cumulative translation adjustment) instead of including such gains and losses in earnings.  In addition, we identified errors in the accounting for intangible assets and other basis adjustments, including goodwill, arising from the purchase of entities with functional currencies other than the U.S. dollar.  These purchase accounting adjustments should have been denominated in the currency of the applicable subsidiary and then translated into U.S. dollars in the consolidated financial statements.  Although no impact from foreign currency movements was recorded, the impact of foreign currency movements on these balances should have been included in accumulated other comprehensive income (loss) and the expense recognition of intangible asset amortization and other purchase accounting adjustments that affected earnings should initially have been denominated in the local currency and subsequently translated into U.S. dollars.

The adjustments related to transaction and translation gains and losses, as well as those related to intangible assets and amortization, are non-cash items.  We expect that the restated financial statements will also reflect the correction of other errors identified in the current period close. As a result of the correction of these errors, adjustments are also required to our provision for income taxes and deferred tax liabilities.

In order to correct these errors, we will restate the financial statements.  We currently estimate, on a preliminary basis, that these adjustments will consist of the following:  (a) loss before provision for income taxes for the fiscal year ended June 30, 2004 will decrease by approximately $3 million, (b) loss before provision for income taxes for the fiscal year ended June 30, 2005 will increase by approximately $4 million, (c) income before provision for income taxes for the fiscal year ended June 30, 2006 will decrease by approximately $6 million, (d) loss before provision for income taxes for the fiscal quarter ended September 30, 2006 will decrease by approximately $0.5 million, and (e) the opening balance of retained deficit and other comprehensive loss as of July 1, 2003 will decrease by $1.5 million and $1 million, respectively. We are completing our analysis to quantify the effects on the provision for income taxes, as well as the effects of all adjustments, on individual quarters included in each of the fiscal years indicated above and currently believe such effects will be material.

As a result of the efforts required to address these accounting issues and restate prior period financial results, we could not complete the preparation of our financial statements in order to timely file our quarterly report on Form 10-Q for the quarter ended December 31, 2006 without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley T. Miller	(617)	949-1000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting total revenues of $96.4 million for the quarter ended December 31, 2006, which would represent an increase of 26% from the quarter ended December 31, 2005.  License revenues are expected to be $60.9 million for the quarter ended December 31, 2006, which would be an increase of 45% from the quarter ended December 31, 2005.  Service and other revenues are expected to be $35.5 million for the quarter ended December 31, 2006, which would be an increase of 2% from the quarter ended December 31, 2005.

We expect to report income from operations of $26.0 million for the quarter ended December 31, 2006, compared to income from operations of $8.7 million for the quarter ended December 31, 2005.

Our cash and cash equivalents are estimated to have been $92.5 million at December 31, 2006, compared to $88.9 million at September 30, 2006.

These anticipated results should be considered preliminary estimates pending completion of the preparation of our financial statements for the quarter ended December 31, 2006.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2007	By
Bradley T. Miller
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).